                                                                    EXHIBIT 99.3
                                                               [English Summary]
                                                                  March 28, 2003


                              HANARO TELECOM, INC.

                     APPOINTMENT OF AUDIT COMMITTEE MEMBERS



      Name         Age            Education                Current post            Work experience          Term
      ----         ---            ---------                ------------            ---------------          ----
Yong Hwan Kim      60        Master, Graduate School       Lawyer,                 Chief Prosecutor,        3 years
                             of Law, New York              Law office              Daejeon Prosecutors'
                             University, U.S.A.            of Yong Hwan Kim        Office

Wung Hae Lee       61        Master, Graduate School       Vice President,         Vice President,          3 years
                             of International              Sungto Accounting       Sandong Accounting
                             Studies, Korea                Corporation             Corporation
                             University, Korea

Sung Kyou Park     63        Ph.D., Graduate School        Member of Korea         Former Morocco           3 years
                             of Electronic                 Association of          Regional Head,
                             Engineering, Texas            Telecommunications      Daewoo Group
                             Austin, U.S.A.

Sun Woo Kim        61        Master of Business            Director, Korea         Member, Korean           3 years
                             Administration, Dankook       Broadcasting System     Broadcasting
                             University, Korea                                     Commission

1. Ground for appointment: The above first three members were re-appointed and the last one newly appointed at the 54th board of directors meeting which was held after Hanaro Telecom's 6th Annual General Meeting of Shareholders.

2.   Date of 6th AGM: March 28, 2003

3. Having worked as Hanaro Telecom's independent, non-standing directors, the above people were appointed as outside directors pursuant to amendments to the Securities and Exchange Act of the Republic of Korea. The term for the outside directors is three years.

* The original Korean language version included a brief biography of each of the above audit committee members. Such biographies have not been translated, as the biographies of all of the above audit committee members (except for Mr. Sun Woo
Kim) have been disclosed in Hanaro Telecom's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC, and the biography of Mr. Sun Woo Kim will be disclosed in Hanaro Telecom's annual report on Form 20-F for the fiscal year ended December 31, 2002, to be filed with the SEC prior to June 30, 2003.